SilverCrest Announces Director Resignation

TSX-V: SIL | OTCQX: SVCMF	For Immediate Release

VANCOUVER, BC – August 01, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) announces the resignation of Dunham Craig from the Board of Directors of the Company. The Company wishes to sincerely thank Mr. Craig for his tremendous contribution and services as a director and wishes him all the best in his future.

N. Eric Fier, CEO of SilverCrest remarked, “Dunham has been critical to the success of the SilverCrest story for the last several years and he will be truly missed. We wish him all the best in his future endeavors”.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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